UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 8, 2011	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Reports Third Quarter 2011 Results

Adjusted EBITDA of $17.5 million increased 59.3% over last year

MONTREAL, QUEBEC and BRADENTON, FLORIDA - November 8, 2011 - Intertape Polymer Group Inc. (TSX:ITP) ("Intertape" or the "Company") today released results for the third quarter ended September 30, 2011. All dollar amounts are US denominated unless otherwise indicated.

Third Quarter Highlights:

•	Revenue increased 7.6% over last year to $201.4 million

•	Gross margin increased to 15.1% from 10.9% last year

•	Adjusted EBITDA of $17.5 million increased 59.3% over last year

•	EPS of $0.05 compared to loss of ($0.05) last year

•	Adjusted EPS of $0.06 compared to a loss of ($0.03) last year

•	Total debt reduced by $18.1 million from Q2 2011

•	Cash flow from operations after changes in working capital was $27.3 million

“While our customers remain extremely cautious due to ongoing economic concerns, results for the quarter were in line with our expectations and represented another solid quarter with adjusted EBITDA increasing 59.3% over the same quarter last year. We are particularly pleased by the debt reduction of $18.1 million during the quarter, supporting one of our key corporate objectives," stated Intertape President and Chief Executive Officer, Greg Yull.

Third  quarter revenue increased 7.6% to $201.4 million, compared to $187.1 million for the third quarter of 2010 and was down 4.0% sequentially from $209.7 million for the second quarter of 2011. Sales volume decreased approximately 11% compared to the third quarter of 2010 and approximately 10% compared to the second quarter of 2011.

The sales volume decrease, both year-over-year and sequentially, would be approximately 8% after adjusting for the closure of the Brantford facility completed during the second quarter of 2011. The decrease in volume was primarily due to the Company’s progress toward reducing sales of low-margin products.  The Company believes sales volume may also have been adversely impacted to some extent by certain customers increasing their inventories in the second quarter of 2011 in anticipation of price increases.

Selling prices, including the impact of product mix, increased approximately 19% in the third quarter of 2011 compared to the third quarter of 2010 after adjusting for the closure of the Brantford facility. The improved pricing environment was the primary reason for the increase, followed by a more favourable mix of products driven by a greater focus on selling higher margin products and by the progress made toward reducing sales of low-margin products.

Gross profit for the third quarter totalled $30.3 million, compared to $20.4 million a year ago and $32.7 million for the second quarter of 2011. Third quarter gross margin was 15.1% compared to 10.9% for the prior year and 15.6% for the second quarter of 2011. When compared to the third quarter of 2010, gross profit and gross margin were higher due to higher selling prices and improved product mix. The modest sequential decline in the gross margin over the second quarter of 2011 reflects lower sales volume. The spread between selling prices and raw material costs remains compressed when compared to periods prior to 2010.

Adjusted EBITDA for the third quarter was $17.5 million compared to $11.0 million for the third quarter of 2010 and $18.5 million for the second quarter of 2011. The higher adjusted EBITDA when compared to the third quarter of 2010 reflects higher revenue and gross margin. The sequential decline in adjusted EBITDA is attributable to lower revenue and gross margin partially offset by lower selling, general, and administrative expenses.

Adjusted net earnings were $3.8 million for the third quarter of 2011 as compared to an adjusted net loss of $2.0 million for the third quarter of 2010 and adjusted net earnings of $6.3 million in the second quarter of 2011.  Adjusted earnings per share for the third quarter of 2011 was $0.06 compared with a loss per share of $0.03 for the same period last year and adjusted earnings per share of $0.11 for the second quarter of 2011.

EBITDA, Adjusted EBITDA, Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share are not generally accepted accounting principle (“GAAP”) measures.  Whenever Intertape uses such non-GAAP measures, it will provide a reconciliation of non-GAAP financial measures to the most closely applicable GAAP financial measure.  Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measure set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

The Company generated cash flows from operating activities before changes in working capital items for the third quarter of $14.0 million compared to $12.3 million in the same period last year. The increase was primarily due to Intertape's improved net earnings. Cash flows from operating activities increased in the third quarter of 2011 by $10.4 million to $27.3 million with changes in working capital items providing a net source of funds of $13.4 million.

During the third quarter of 2011, the Company reduced total indebtedness by $18.1 million from the second quarter of 2011. As of September 30, 2011, the Company had cash and unused availability under its Asset-based loan (“ABL”) totalling $56.1 million. As of November 7, 2011, the Company had cash and unused availability under its ABL exceeding $66 million.

As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company no longer has operating divisions and now operates as a single segment.  The Company is no longer required to present operating results at a divisional level; however, in the interest of historical reporting consistency, the results discussed below are as per the previously-defined divisions.

Tapes & Films (“T&F”) Business Third Quarter Highlights

•	Revenue increased 10.8% over last year

•	Sales volume decreased approximately 8%

•	Selling prices,including the impact of product mix, increased approximately 21%

•	Gross margin increased to 14.9% compared to 11.7% last year

•	Adjusted EBITDA of $14.2 million increased 23.1% over last year

T&F BUSINESS RESULTS AND ADJUSTED EBITDA RECONCILIATION TO EARNINGS BEFORE INCOME TAXES
(in millions of US dollars)
(Unaudited)
	Three months ended			Nine months ended
	Sept 30,	Sept 30,	June 30,	Sept 30,	Sept 30,
	2011	2010	2011	2011	2010
	$	$	$	$	$
Revenue	169.5	152.9	178.5	510.3	448.1
Gross profit	25.3	17.9	28.9	75.3	56.2
Earnings before income taxes	8.0	4.4	10.7	23.7	9.0
Depreciation, amortization and foreign exchange gains (losses)	6.1	7.1	6.6	19.1	21.7
EBITDA	14.2	11.5	17.3	42.7	30.6
Adjusted EBITDA	14.2	11.5	17.3	42.7	30.6

Engineered Coated Products (“ECP”) Business Third Quarter Highlights

•	Revenue increased 0.9% over last year after adjusting for the Brantford facility closure

•	Sales volume decreased approximately 7% after adjusting for the Brantford facility closure

•	Selling prices, including the impact of product mix, increased approximately 8% after adjusting for the Brantford facility closure

•	Gross margin increased to 15.8% compared to 7.3% last year

•	Adjusted EBITDA of $3.9 million increased $3.7 million over last year

ECP BUSINESS RESULTS AND ADJUSTED EBITDA RECONCILIATION TO EARNINGS (LOSS) BEFORE INCOME TAXES
(in millions of US dollars)
(Unaudited)
	Three months ended			Nine months ended
	Sept 30,	Sept 30,	June 30,	Sept 30,	Sept 30,
	2011	2010	2011	2011	2010
	$	$	$	$	$
Revenue	31.9	34.1	31.3	93.4	92.4
Gross profit	5.0	2.5	3.8	11.5	6.9
Earnings (loss) before income taxes	1.7	(1.2)	(1.1)	0.2	(3.0)
Depreciation, amortization and foreign exchange gains (losses)	1.2	1.4	1.5	4.4	3.8
EBITDA	2.9	0.2	0.4	4.6	0.7
Manufacturing facility closures, restructuring and other charges	1.0	0.1	1.5	2.5	0.1
Adjusted EBITDA	3.9	0.2	2.0	7.1	0.8

Outlook

“A more favourable pricing environment combined with our internal initiatives and programs to reduce costs and improve margins generated solid results for the quarter,” said Mr. Yull.  “While some raw material costs have been trending downward in recent months, we expect prices to remain volatile as we enter 2012.

“The Company has no significant debt maturities until March 2013 at which time the ABL will mature.  However, we expect to be successful in replacing or extending the ABL in the first half of 2012. The Company also anticipates that cash flows from operating activities during the fourth quarter of 2011 will allow debt to be further reduced.

“The Company anticipates sequentially lower revenue and lower adjusted EBITDA in the fourth quarter of 2011 which is reflective of normal seasonality.  However, both revenue and adjusted EBITDA for the fourth quarter of 2011 are expected to be significantly higher than the fourth quarter of 2010. Gross margins for the next two quarters are expected to be similar to the third quarter of 2011,” concluded Mr. Yull.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) interest and other (income) expense;  (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangibles assets and deferred charges; and (vi) depreciation of property, plant and equipment.  Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other charges; (ii) impairment of goodwill; (iii) impairment of long-lived assets and other assets; (iv) write-down on assets classified as held-for-sale; and (v) other items as disclosed.  The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)
(in millions of US dollars)
(Unaudited)
	Three months ended			Nine months ended
	Sept 30,	Sept 30,	June 30,	Sept 30,	Sept 30,
	2011	2010	2011	2011	2010
	$	$	$	$	$
Net earnings (loss)	2.8	(2.7)	3.8	6.6	(10.0)
Add back:
Interest and other (income) expense	5.5	4.4	4.1	13.4	12.7
Income taxes (recovery)	0.7	0.3	0.2	1.2	1.1
Depreciation and amortization	7.5	8.4	7.8	23.2	25.2
EBITDA	16.6	10.3	16.0	44.4	29.0
Manufacturing facility closures, restructuring and other charges	1.0	0.7	1.5	2.5	0.7
ITI litigation settlement	-	-	1.0	1.0	-
Adjusted EBITDA	17.5	11.0	18.5	47.9	29.7

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP.  The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring, and other charges; and (ii) other items as disclosed.  The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP in Canada and is therefore unlikely to be comparable to similar measures presented by other issuers.  Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented.  In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table.  Adjusted earnings (loss) per share is a non-GAAP financial measure.  Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP.  The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted.  The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP in Canada and is therefore unlikely to be comparable to similar measures presented by other issuers.  Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented.  In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS (LOSS) RECONCILIATION TO NET EARNINGS (LOSS)
(in US dollars)
(Unaudited)
	Three months ended			Nine months ended
	Sept 30,	Sept 30,	June 30,	Sept 30,	Sept 30,
	2011	2010	2011	2011	2010
	$	$	$	$	$
Net earnings (loss)	2.8	(2.7)	3.8	6.6	(10.0)
Add back:
Manufacturing facility closures, restructuring, and other charges;
net of nil income taxes	1.0	0.7	1.5	2.5	0.7
ITI litigation settlement; net of nil income taxes	-	-	1.0	1.0	-
Adjusted net earnings (loss)	3.8	(2.0)	6.3	10.1	(9.3)
Earnings (loss) per share
Basic	0.05	(0.05)	0.06	0.11	(0.17)
Diluted	0.05	(0.05)	0.06	0.11	(0.17)
Adjusted earnings (loss) per share
Basic	0.06	(0.03)	0.11	0.17	(0.16)
Diluted	0.06	(0.03)	0.11	0.17	(0.16)
Weighted average number of common shares outstanding
Basic	58,961,050	58,951,050	58,961,050	58,961,050	58,951,050
Diluted	59,267,987	58,951,050	58,989,394	59,267,987	58,951,050

IFRS Conversion

The Company has adopted International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Board, as of January 1, 2011 and, as such, the unaudited interim condensed consolidated financial statements for the period ended September 30, 2011 are prepared under IFRS and include corresponding comparative financial information for 2010. The Company previously prepared its Consolidated Financial Statements under Canadian generally accepted accounting principles. In accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards, the Company's IFRS transition date was January 1, 2010 and the Company prepared its opening IFRS balance sheet as of that date.

Conference Call

A conference call to discuss Intertape's 2011 third quarter results will be held November 9, 2011, at 10 A.M. Eastern Time. Participants may dial 800-954-0684 (U.S. and Canada) and 212-231-2904 (International).

You may access a replay of the call by dialing 800-633-8284 (U.S. and Canada) or 1-402-977-9140 (International) and entering the Access Code 21544426. The recording will be available from, November 9, 2011 at 12:00 P.M. until December 9, 2011 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 16 locations, including 11 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of the applicable Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, financial condition or results. Particularly, statements about the Company's objectives and strategies to achieve those objectives are forward-looking statements and are identified by terms such as "believe," "expect," "intend," "anticipate," and similar expressions. While these statements are based on certain factors and assumptions, which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, exchange rate risk, general business, economic and political conditions, fluctuations in the amount of available funds under the Company's ABL, the Company’s ability to extend or replace the ABL before maturity, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations and protection of intellectual property. A discussion of risk factors is also contained in the Company's filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"). Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release contains certain non-GAAP financial measures as defined under applicable securities legislation. The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosures, and improves the period-to-period comparability of the Company's results from its core business operations. As required by applicable securities legislation, the Company has provided a reconciliation of these measures to the most directly comparable GAAP measures.

FOR FURTHER INFORMATION PLEASE CONTACT:
MaisonBrison Communications
Rick Leckner/Pierre Boucher
514-731-0000

Intertape Polymer Group Inc.
Condensed Consolidated Earnings (Loss)
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
Revenue	201,360	187,057	603,721	540,455
Cost of sales	171,035	166,655	516,860	477,341
Gross profit	30,325	20,402	86,861	63,114

Selling, general and administrative expenses	18,589	17,013	58,553	54,465
Research expenses	1,737	1,485	4,578	4,906
	20,326	18,498	63,131	59,371
Operating profit before manufacturing facility closures, restructuring and other charges	9,999	1,904	23,730	3,743

Manufacturing facility closures, restructuring and other charges	967	-	2,513	-

Operating profit	9,032	1,904	21,217	3,743

Interest	3,901	3,910	11,702	11,711
Other expense	1,610	461	1,733	975

Earnings (loss) before income taxes (recovery)	3,521	(2,467)	7,782	(8,943)
Income taxes (recovery)
Current	176	447	566	533
Deferred	496	(192)	598	537
	672	255	1,164	1,070

Net earnings (loss)	2,849	(2,722)	6,618	(10,013)

Earning (loss) per share
Basic	0.05	(0.05)	0.11	(0.17)
Diluted	0.05	(0.05)	0.11	(0.17)

Intertape Polymer Group Inc.
Condensed Consolidated Comprehensive Income (Loss)
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
Net earnings (loss)	2,849	(2,722)	6,618	(10,013)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges
(net of deferred income taxes of nil, nil in 2010)	-	(142)	(30)	(588)
Settlements of interest rate swap agreements, transferred to earnings
(net of income taxes of nil, nil in 2010)	298	312	927	936
Changes in fair value of forward foreign exchange rate contracts, designated as cash
flow hedges (net of deferred income taxes of nil, nil in 2010)	(852)	807	130	782
Settlements of forward foreign exchange rate contracts, transferred to earnings
(net of income taxes of nil, nil in 2010)	(311)	(163)	(1,053)	(562)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging
relationships (net of income taxes of nil)	(615)	(179)	(998)	(333)
Change in cumulative translation difference	(6,407)	4,241	(2,399)	1,071
Other comprehensive income (loss)	(7,887)	4,876	(3,423)	1,306
Comprehensive income (loss) for the period	(5,038)	2,154	3,195	(8,707)

Intertape Polymer Group Inc.
Condensed Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	2,849	(2,722)	6,618	(10,013)
Adjustments for non-cash items
Depreciation and amortization	7,545	8,665	23,169	26,063
Income tax expense	672	255	1,164	1,070
Interest expense	3,604	3,635	10,824	10,886
Charges in connection with manufacturing facility closures, restructuring and other charges	119	-	76	-
Write-down of inventories, net	50	606	174	1,498
Stock-based compensation expense	223	328	585	567
Pension and post-retirement benefits expense	208	1,203	622	1,704
Gain (loss) on foreign exchange	330	534	(331)	(148)
Impairment of property, plant and equipment	-	88	-	88
Write-down on classification as assets held-for-sale	-	633	-	633
Other adjustments for non cash items	49	99	144	296
Income taxes paid	(347)	(81)	(524)	(675)
Contributions to defined benefit plans	(1,352)	(957)	(3,265)	(2,797)
Cash flows from operating activities before changes in working capital items	13,950	12,286	39,256	29,172
Changes in working capital items
Trade receivables	2,764	(5,992)	(14,043)	(23,987)
Inventories	17,327	(1,148)	3,136	(13,423)
Parts and supplies	(127)	(90)	(772)	(84)
Other current assets	488	(668)	(1,360)	(1,453)
Accounts payable and accrued liabilities	(6,088)	12,000	(4,835)	28,421
Provisions	(1,006)	513	(396)	1,362
	13,358	4,615	(18,270)	(9,164)
Cash flows from operating activities	27,308	16,901	20,986	20,008

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts subsequent
to the discontinuance of the related hedging relationships	471	-	1,520	647
Purchase of property, plant and equipment	(3,449)	(1,329)	(9,609)	(6,855)
Proceeds from disposals of property, plant and equipment and other assets	858	21	2,920	216
Restricted cash and other assets	163	(2,637)	5,261	(2,680)
Purchase of intangible assets	(1,059)	(224)	(1,141)	(224)
Cash flows from investing activities	(3,016)	(4,169)	(1,049)	(8,896)

FINANCING ACTIVITIES
Proceeds from long-term debt	6,455	12,942	37,546	35,089
Repayment of long-term debt	(23,788)	(19,262)	(41,921)	(28,450)
Interest paid	(5,479)	(6,160)	(12,871)	(13,333)
Cash flows from financing activities	(22,812)	(12,480)	(17,246)	(6,694)
Net increase (decrease) in cash	1,480	252	2,691	4,418
Effect of exchange differences on cash	(294)	533	(37)	(210)
Cash and cash equivalents, beginning of period	5,436	7,094	3,968	3,671
Cash and cash equivalents, end of period	6,622	7,879	6,622	7,879

Intertape Polymer Group Inc.
Condensed Consolidated Balance Sheets
As at
(In thousands of US dollars)
(Unaudited)

	September 30,	December 31,	January 1,
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	6,622	3,968	3,671
Restricted cash	-	5,183	-
Trade receivables	100,129	86,516	74,161
Other receivables	3,883	4,270	3,052
Inventories	89,053	92,629	79,001
Parts and supplies	14,617	13,933	13,967
Prepaid expenses	6,248	4,586	3,693
Derivative financial instruments	-	1,270	1,438
	220,552	212,355	178,983
Property, plant and equipment	207,272	224,335	251,378
Assets held-for-sale	-	671	149
Other assets	2,859	2,983	3,443
Intangible assets	3,143	2,344	2,216
Deferred tax assets	32,180	33,926	64,806
Total Assets	466,006	476,614	500,975

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	74,779	82,252	66,034
Provisions	2,444	2,893	2,194
Derivative financial instruments	788	-	-
Installments on long-term debt	2,973	2,837	1,721
	80,984	87,982	69,949
Long-term debt	213,149	216,856	213,450
Pension and post-retirement benefits	22,109	24,680	24,675
Derivative financial instruments	-	898	1,548
Other liabilities	61	230	-
Provisions	1,838	1,883	1,330
	318,141	332,529	310,952
SHAREHOLDERS’ EQUITY
Capital stock	348,148	348,148	348,143
Contributed surplus	16,378	15,793	15,024
Deficit	(216,409)	(223,027)	(172,387)
Accumulated other comprehensive income (loss)	(252)	3,171	(757)
	147,865	144,085	190,023
Total Liabilities and Shareholders’ Equity	466,006	476,614	500,975